September 29, 2010

VIA EDGAR (Correspondence Filing)

Ms. Deborah O'Neal-Johnson
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:           Hillman Capital Management Investment Trust (the “Registrant”)
Post-Effective Amendment No. 14
File Nos. 333-44568; 811-10085

Dear Ms. Johnson:

On behalf of the Registrant, this letter responds to the comments you provided to Marc Collins and Vason Hamrick on September 14, 2010 with respect to the Registrant's Post-Effective Amendment No. 13.  Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1 – On the cover page, you requested we assess whether the disclosure regarding the Registrant's shares not being FDIC insured was necessary or if the disclosure could be deleted.

Response 1 – After discussion with the Registrant's investment adviser, it was determined that shares of the Funds are sold through financial institutions.  In keeping with the requirements of Item 4(b)(1)(iii) and General Instruction C.3(b) of Form N-1A, the Registrant has opted to retain the disclosure on the front cover.

Comment 2 – You requested the Registrant verify that it is appropriate and in keeping with Instruction 3(d)(ii) and (iii) to restate the Fund's operating expenses based on the approval of the new Administration Agreement.

Response 2 – After discussion with the Administrator for the Registrant, it was determined that the nature of the new Administration Agreement and Operating Plan for the Fund does effectively reduce the operating expenses of the Funds.  The Administrator has agreed to pay operating expenses of the Fund in exchange for its fee.  Payment of operating expenses over and above that fee is facilitated by payments from the Adviser to the Administrator, not by way of the expense limitation agreement, but pursuant to the terms of the Administration Agreement and Operating Plan.  Unlike an expense limitation agreement which can in some cases be terminated or modified on an annual basis, the terms of the new Administration Agreement and Operating Plan are contractually set by the parties and subject to change only through the approval of a new agreement.  Accordingly, in this instance, it would seem appropriate to permit the restatement of the expenses in the Funds' fee table.

Comment 3 – You requested that the Registrant provide information related to the effective dates of the Operating Plan between the Adviser and Administrator and whether the agreement may be terminated, and if so, by whom and under what circumstances.

Response 3 – The Registrant has added disclosure indicating that the Operating Plan between the Adviser and Administrator for at least one year from the date of the prospectus (through October 1, 2011) and that the agreement may not be terminated by either party.

Comment 4 – Regarding the Hillman Focused Advantage Fund, you requested the Registrant verify in the first sentence of the Investment Strategies section, that the Fund's investment will be primarily in U.S. companies.

Response 4 – The Registrant has added disclosure to indicate that the Fund will invest primarily in U.S. companies.

Comment 5 – Regarding the Hillman Focused Advantage Fund, you requested the Registrant verify in the second paragraph that the Adviser may make investments in companies regardless of their market capitalizations.  Additionally, if such is the case, please provide small- and mid-cap risk disclosures in the principal risk sections of the prospectus.

Response 5 – After discussions with the Adviser, it was determined that investments will be made without regard to market capitalization.  Accordingly, the strategy section has been revised and an additional risk disclosure regarding small and mid-cap sized companies has been added.

Comment 6 – In the Performance section of the prospectus, in the second to last sentence of the first paragraph, please include a parenthetical reference to "before and after taxes" after "The Fund's past performance".

Response 6 – The requested change has been made.

Comment 7 – In the section entitled Performance Information, in the Average Annual Total Returns table, you requested that we indicate parenthetically that the return for the S&P 500 Total Return Index does not reflect deductions for fees or expenses.

Response 7 – The requested change has been made.

Comment 8 – In the section entitled Management of the Funds, in the paragraph entitled "Disclosure Regarding Approval of the Investment Advisory Contract," you requested we remove references to the March 31, 2009 shareholder report and simply indicate that information regarding the renewal of the advisory agreement is available in the Fund's semi-annual report.

Response 8 – The requested change has been made.

Comment 9 – You requested we verify to the staff that the Fund's independent registered public accounting firm changed its name from Briggs, Bunting & Doughery, LLP to BBD, LLP and that the Fund did not retain a new independent registered public accounting firm.

Response 9 – We have verified that the Fund has not changed its independent registered public accounting firm, rather the accounting firm has simply changed its name.

Comment 10 – In the Funds' Statement of Additional Information, under the section entitled "Management and Other Service Providers," under the subheading "Trustees and Officers," you requested the Registrant provide the specific experience, qualifications, attributes or skills for each of the Board members in accordance with Item 17(b)(10) of Form N-1A.

Response 10 – The requested information has been provided.

Comment 11 - In the Funds' Statement of Additional Information, under the section entitled "Management and Other Service Providers," under the subheading "Trustees and Officers," in the table required by Item 17(a) of Form N-1A, you requested we include "for the last 5 years" in the heading currently labeled "Other Directorships Held by Trustee . . .".

Response 11 – The requested change has been made.

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 352-6774 if you should require any further information.

Sincerely,

s/ Marc L. Collins
Marc L. Collins